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                                                  Filed by:ACNielsen Corporation
                                                                          VNU NV
                                                          ACNielsen eRatings.com

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                          Subject Company: ACNielsen Corporation
                                                  Commission File No.: 001-12277



ACNIELSEN CORPORATION DISTRIBUTED THE FOLLOWING QUESTIONS AND ANSWERS TO EMPLOYEES AND CLIENTS BEGINNING ON OCTOBER 25, 2001.
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                         EMPLOYEE QUESTIONS AND ANSWERS:
           FOR EMPLOYEE GUIDANCE ONLY -- NOT FOR EXTERNAL DISTRIBUTION

                               NIELSEN//NETRATINGS




Q.       WHY ARE THE COMPANIES DOING THE MERGER?

A. Through this merger, Nielsen//NetRatings further reinforces its status as the global `gold standard' for Internet audience measurement, positioned to provide the Internet community with more world-class capabilities in more markets than anyone in the industry.

         The transaction brings together the best of all companies involved, and fully integrates the international portion (eRatings) with the U.S. business (NetRatings). The combined company will have the best products, people, technology, analysis and client service. We will harness the combined synergies of the merged company to deliver enhanced efficiencies to the marketplace over the long term.



Q.       WHAT IS THE STRATEGIC RATIONALE FOR THE TRANSACTION?

A. We believe the timing of this merger is ideal. The transaction results in a reliable service available to the marketplace, providing more stability to the industry at a time when it needs stability. We will be in a better and more sustained position to help our clients capture future opportunities and satisfy the global demand for accurate Internet usage information.

         Like any business, we will look to increase revenue and decrease costs in order to achieve profitability and ensure a healthy company capable of investing in the market.

         Following the close of the transaction, no other company will provide the breadth and depth of global reach that the Nielsen//NetRatings service will continue to provide.
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Q.       HOW WILL THE COMPANIES WORK TOGETHER TO REALIZE THE BENEFITS OF THE
         MERGER?

A. The transaction brings together the best of all companies involved. The best products, people, technology, analysis and client service. We will harness the combined synergies of the melded company to deliver enhanced efficiencies to the marketplace over the long term.

         The combined company will be operated by the most experienced, client-focused professionals in the industry from around the world.


Q. WHAT WILL BE THE IMPACT OF THE TRANSACTION ON OUR GLOBAL OPERATION AND COVERAGE?

A: Following the close of the transaction, the company will continue to have the largest panels and global coverage in this space...no other company will provide the breadth and depth of global reach.

         The company will be looking to make some changes to the structure of eRatings designed to balance our clients' need for broad global coverage with our corporate need for a financially viable business. To achieve this balance, we are reviewing the size of our global footprint and considering withdrawing from countries that appear unlikely to make a positive contribution to our profitability over the next couple of years.

         While the list of countries impacted by this decision will be finalized soon and communicated to employees and clients, panel reporting will continue in all current markets until at least the end of April 2002. However, the decision has been made that in certain markets, effective October 31, 2001, in-country local sales support will be discontinued and client service in those markets will be transferred to our regional operation.

         In the countries where it is decided that panel operations will be shut down, we remain poised to re-enter those markets either directly or through partnerships if and when favorable market conditions re-emerge.



Q: WHY ARE WE CONSIDERING CLOSING THESE MARKETS AFTER LAUNCHING SOME OF THEM SO RECENTLY?

A: An important part of the rationale for the merger was to achieve fiscal stability for the combined company so that it could better serve the overall Internet industry. The markets being considered for closing are not expected to achieve profitability for several years in light of the current economic conditions. It will be a difficult decision to close these markets,


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         but through the merger we will be able to balance the needs of clients for global coverage with the company's need to achieve profitability.


Q:       WHAT IS GOING TO HAPPEN TO THE EMPLOYEES BEING LET GO?

A: Obviously, the most difficult part of this merger will be that some excellent employees will no longer be part of the company. Some people who have worked extremely hard for eRatings over the past two years are now in positions that will be made redundant. We will do our best to find alternative opportunities for these people and ensure they are treated with the respect, dignity and fairness they deserve. We are in the process of identifying alternative opportunities for the people affected, in hopes that their skills can be retained.


Q:       WHAT SUPPORT WILL BE PROVIDED TO THOSE EMPLOYEES WHO ARE BEING MADE
         REDUNDANT?

A: For employees made redundant, they will be covered by the ACNielsen severance policies in place within their local countries. As employees of ACNielsen, any such affected employees will be treated fairly and with respect. Details of individual severance provisions will be communicated to any affected individuals by their managers, and if they have any questions they can follow up directly with their local ACNielsen HR representative.


Q:       WHAT IMPACT WILL THE MERGER HAVE ON MY JOB?

A: In the next 60 days, a global integration team will look to identify opportunities where eRatings, NetRatings and Jupiter Media Metrix can work together more closely to serve our combined client base. On the international front, Chuck Cunningham will be on this integration team. The group's recommendations will include the structure and size of the new merged company. In the interim, you are urged to personally discuss your individual position with your manager.

         We expect the integration plan to be finalized within 60 days after the close of the transaction with eRatings fully integrated into NetRatings.


Q: FOLLOWING THE MERGER, WILL I BECOME A PART OF NETRATINGS? HOW WILL THIS IMPACT MY CURRENT BENEFITS?

A: As you may know, all current eRatings employees are part of ACNielsen (and outside of the United States, our eRatings people are employed directly by the local ACNielsen entity). Over the next few months,


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         NetRatings will be exploring its alternatives as far as whether it is preferable to have our current eRatings staff be employed by NetRatings directly, or whether we will continue to have them employed under contract to eRatings by the local ACNielsen entity.

         In the event that current ACNielsen employees are transferred to NetRatings, we will communicate any changes (if any) that may take place as far as benefits, policies, etc. We appreciate your patience as we work through this period to understand what will be best for our employees and for the combined businesses. As we move forward in this process, the senior management of the company will always strive for fairness for our people and communicate any changes or new policies as soon as is practical.

Q: CAN EMPLOYEES STAYING WITH THE COMPANY STILL EXPECT TO RECEIVE THEIR 2001 BONUSES IF THEIR PERFORMANCE TARGETS ARE ACHIEVED?

A:       Yes.


Q:       WHEN WILL THE MILPITAS FACILITIES BE MERGED?

A:       This issue will be one of the first addressed by the integration team.


Q:       WHAT WILL HAPPEN TO MY STOCK OPTIONS IN ACNIELSEN ERATINGS.COM?

A: We are currently exploring alternatives to "convert" the eRatings stock options into options of NetRatings. The senior management of the company believes strongly in the merits of stock options for a wide range of employees so that our people have a direct stake in the overall value of the company. We will let you know as soon as practical how your options will be affected.


Q:       WILL THERE BE ANY OFFICE RELOCATIONS AS A RESULT OF THE MERGER?

A: At the current time, we do not have any plans for co-locations or relocations among the three companies involved in the merger. Over the coming months, however, we will be reviewing our current facilities and it is possible that we may seek to take advantage of efficiencies in this area. These issues will be addressed by the integration team.


Q: WILL THERE BE ANY FURTHER STAFF REDUCTIONS IN THE FUTURE AS A RESULT OF THE MERGER?

A: Our current expectation is that while there will be some staff reductions as


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         a result of the closing of some of our country operations, our other positions will remain. As we review our staffing levels and the employees within the three merged companies over the coming months, however, there may be situations where we have additional redundancies but none have been identified at this time.


Q.       WHAT ARE THE TERMS OF THE TRANSACTION?

A.       They are covered in the public press release announcing the merger.


Q.       WHEN DO YOU EXPECT THE TRANSACTION TO CLOSE?

A. The transaction is expected to close by the end of the first quarter of 2002.


Q: WHAT SHOULD I DO IF I HAVE QUESTIONS AND WILL ANY MORE INFORMATION BE MADE AVAILABLE?

A: The senior management at the company is committed to communicating to you what they know, when they it. All additional questions are welcome. Please channel them through your manager and we will address them along with any others as part of communications from the integration team.


                                      # # #




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                          CLIENT QUESTIONS AND ANSWERS:

                               NIELSEN//NETRATINGS




Q.       WHY ARE THE COMPANIES DOING THE MERGER?

A. Through this merger, Nielsen//NetRatings further reinforces its status as the global `gold standard' for Internet measurement, positioned to provide the Internet community with more world-class capabilities in more markets than anyone in the industry.

         The transaction brings together the best of breed from all companies involved, and fully integrates the international portion (eRatings) with the U.S. business (NetRatings). The combined company will have the best people, technology, products, analysis and client service. We will harness the combined synergies of the merged company to deliver enhanced efficiencies to the marketplace over the long term.

Q.       WHAT IS THE STRATEGIC RATIONALE FOR THE TRANSACTION?

A. We believe the timing of this merger is ideal. The transaction results in a reliable service available to the marketplace, providing more stability to the industry at a time when it needs stability. We will be in a better and more sustained position to help our clients capture future opportunities and satisfy the global demand for accurate Internet usage information.

         Like any business, we will look to increase revenue and decrease costs in order to achieve profitability and ensure a healthy company capable of investing in the market.

         Following the close of the transaction, no other company will provide the breadth and depth of global reach that the Nielsen//NetRatings service will continue to provide.

Q.       HOW IS THIS GOING TO BENEFIT NIELSEN//NETRATINGS CLIENTS?

A. The merger will significantly enhance our ability to provide clients with a comprehensive range of world-class capabilities. The Nielsen//NetRatings service will be in stronger position to invest in additional value-added products and services. Plus, the availability of Jupiter research and AdRelevance with Nielsen//NetRatings measurement and analytics delivers an enhanced suite of services to the marketplace.
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Q.       HOW WILL THE COMPANIES WORK TOGETHER TO REALIZE THE BENEFITS OF THE
         MERGER?

A. The transaction brings together the best of all companies involved. The best people, technology, products, analysis and client service. We will be appointing an integration team with representation from all three companies to harness the combined synergies of the merged company to deliver enhanced efficiencies to the marketplace over the long term.

         The combined company will be operated by the most experienced, client-focused professionals in the industry from around the world.

Q. WHAT WILL BE THE IMPACT OF THE TRANSACTION ON THE GLOBAL COVERAGE OF THE NIELSEN//NETRATINGS SERVICE?

A. Following the close of the transaction, the company will continue to have the largest panels and global coverage in this space...no other company will provide the breadth and depth of global reach.

         The company will be looking to make some changes to the structure of eRatings designed to balance our clients' need for broad global coverage with our corporate need for a financially viable business. To achieve this balance, we are reviewing the size of our global footprint and considering withdrawing from countries that appear unlikely to make a positive contribution to our profitability over the next couple of years. The list of countries impacted by this decision will be finalized in the near future.

Q:       WHICH COUNTRIES ARE BEING CONSIDERED FOR CLOSING?

A:       That will be communicated once a final decision has been made.

Q:       REGARDING TIMING - WHY ARE YOU NOW CONSIDERING CLOSING SOME MARKETS?

A: The decision to close any market will be difficult. It is clear that the global economic slowdown, and specifically its impact on the Internet sector, has affected demand for our service in many of the smaller countries. Through the merger we will be able to balance the needs of clients for global coverage with the company's need to achieve profitability. In both the long and short term, this will benefit the overall industry by allowing us to focus on a core set of major markets and to invest in a more comprehensive range of products, service and technology.




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Q:       WHAT IS GOING TO HAPPEN TO EMPLOYEES WHO ARE BEING LAID OFF?

A: Obviously, the most difficult part of this merger will be that some excellent employees will no longer be part of the company. We are in the process of identifying alternative opportunities for the people affected, in hopes that their skills can be retained.

Q:       HOW MANY PEOPLE IS THE COMPANY LETTING GO?

A:       That has not been finalized at this point.

Q:       DOES THE MERGER IMPACT YOUR PLANS FOR WORK MEASUREMENT?

A: We remain committed to providing work measurement to the marketplace in the same cost-effective manner that we always have. We have recently launched work measurement in Australia, Italy and France - in addition to the work panels already in place in the United States and Japan. In the UK and Germany, work measurement remains under development.

Q.       HOW WILL THE TRANSACTION IMPACT EXISTING CLIENT DELIVERABLES?

A. Consistent with the strategy for the merger, we will be working over the next few months to refine our business with the least disruption possible for clients. For eRatings clients in core markets, current deliverables will be unaffected. For clients in markets that will be closing, Nielsen//NetRatings will continue to provide servicing through the end of April 2002, at a minimum. Clients will be informed of specific changes to timing and coverage on a country-by-country basis - as well as how the merger impacts our contractual obligation with them. A separate communication will occur regarding Media Metrix's clients.

Q.       WHAT PRODUCTS WILL NOW BE AVAILABLE?

A. Although a complete, ongoing product suite has not been determined, clients can expect to enjoy the benefits of the best of breed. Consistent with the strategic rationale for the merger, the company will now be in a better position to invest in a more comprehensive array of products and services. We do know at this point that our products and services will include Internet audience measurement, Jupiter Research and advertising expenditure measurement.

Q.       WHAT ARE THE TERMS OF THE TRANSACTION?

A.       They are detailed in the press release you have received.




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Q:       WHAT TYPE OF PERSONNEL CHANGES SHOULD I EXPECT IN MY CLIENT SERVICE AND
         ANALYTICS TEAM?

A: Overall, clients can expect that the overall company will employ the most talented professionals in the industry, be it in client service, analytics, operations or anywhere else. In the countries where we are ending our in-country sales presence, our regional team will handle client service.

Q.       WHEN DO YOU EXPECT THE TRANSACTION TO CLOSE?

A. The transaction is expected to close by the end of the first quarter of 2002.


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                                   * * * *

        In connection with the NetRatings/Jupiter Media Metrix transaction, NetRatings will file with the SEC a registration statement on Form S-4 containing a prospectus relating to the shares to be issued to Jupiter Media Metrix stockholders and Jupiter Media Metrix will file with the SEC a proxy statement relating to the special meeting at which its stockholders will vote on that transaction. Investors and security holders are urged to read these documents when they become available because they will contain important information about the transaction. Investors and security holders may obtain copies of these documents, when they have been filed with the SEC, as well as other SEC filings of NetRatings and Jupiter Media Metrix, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Jennifer Cohn, Stapleton Communications for NetRatings, at 650-470-4203 (U.S.), or jennifer@stapleton.com, and to Investor Relations for Jupiter Media Metrix, at 212-780-6060 (U.S.), or investor@jmm.com. NetRatings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in NetRatings's proxy statement dated April 25, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and NetRatings as indicated above. Jupiter Media Metrix and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in Jupiter Media Metrix's proxy statement dated April 13, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and Jupiter Media Metrix as indicated above. NetRatings and Jupiter Media Metrix will each be filing with the SEC, within a few days, Current Reports on Form 8-K containing the full text of their merger agreement. The NetRatings 8-K will also contain the full text of the merger agreement relating to the ACNielsen eRatings.com transaction. These filings will be available free of charge from the SEC and the applicable company as identified above.